--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
ATTENTION: FINANCIAL AND BUSINESS EDITORS
--------------------------------------------------------------------------------

Contact: Daryl R. Forsythe, CEO
                  Michael J. Chewens, CFO
                  NBT Bancorp Inc.
                  52 South Broad Street
                  Norwich, NY 13815
                  607-337-6416



                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934




                  NBT BANCORP ANNOUNCES SECOND QUARTER EARNINGS
                           AND DECLARES CASH DIVIDEND

     NORWICH, NY (July 23, 2001) - NBT Bancorp Inc. (NBT) (NASDAQ: NBTB) today reported net income of $4.7 million, or $.19 diluted earnings per share, for the quarter ended June 30, 2001 compared to $4.1 million, or $.17 diluted earnings per share, for the same period a year ago. Second quarter 2001 results included a loan loss provision of $6.5 million compared to a loan loss provision of $2.3 million for the second quarter of 2000. Results for the quarter ended June 30, 2000 included $2.8 million of pre-tax merger and acquisition costs.
     Net income for the six months ended June 30, 2001 was $12.3 million, or $.51 diluted earnings per share, compared to $9.3 million, or $.40 diluted earnings per share, for the first six months of 2000. The loan loss provision for the first six months of 2001 amounted to $7.5 million compared to $3.8 million for the same period in 2000. Results for the six months ended June 30, 2000 include $4.0 million in pre-tax merger and acquisition costs.
     In commenting on the results, NBT President and CEO Daryl R. Forsythe stated, "In conjunction with the final stages of the integration of our new Pennsylvania banking division and consistent with our conservative approach to identifying and resolving troubled loans, we recorded net chargeoffs of $5.5 million, or 0.3% of average loans, this quarter. In addition, we have increased the allowance for loan losses through a $6.5 million second quarter loan loss provision. The credit administration function for the Pennstar Bank division of NBT Bank, N.A., including workout and collections, has now been consolidated and standardized using the NBT Bank model, and a new senior vice president of commercial lending has been installed at the Pennstar Bank division to oversee our business lending operations in Pennsylvania. We believe that our integration process has been thorough and are pleased that delinquency trends have begun to improve through the consolidation of our collection efforts."
     Nonperforming loans at June 30, 2001 were $24.8 million compared to $22.5 million at March 31, 2001 and $12.5 million at June 30, 2000. The ratio of the allowance for loan losses to total loans was 1.41% at June 30, 2001, 1.40% at March 31, 2001 and 1.36% at June 30, 2000. The allowance for loan losses as a percent of nonperforming loans was 103.57% at June 30, 2001 compared to 107.57% at March 31, 2001 and 175.91% at June 30, 2000.
     "We remain focused on the effective integration of our acquisitions to allow for the delivery of high quality financial services in an efficient and streamlined manner," said Forsythe. "In doing so, we will not compromise our commitment to strong asset quality and excellent customer service. We are pleased with the growth and diversification we have been able to achieve in recent years and are confident that we have laid a solid foundation on which to leverage our performance."
     Net interest income was $25.5 million for the second quarter of 2001, compared to $23.5 million for the second quarter of 2000. The increase in net interest income was primarily attributable to the decline in the Company's cost of funds year over year combined with growth in the loan portfolio. Net interest income for the six months ended June 30 increased 6.6% from $46.8 million in 2000 to $49.9 million in 2001. The Company's net interest margin improved to 4.32% for the second quarter of 2001 compared to 4.16% for the same period a year ago.
     Noninterest income increased 27.6% from $5.0 million for the second quarter of 2000 to $6.3 million for the second quarter of 2001. Income from service charges on deposit accounts increased 32.6%, or $659,000, due to increases in both the number of deposit accounts and the related fees. Broker/dealer fees increased 58.7%, or $333,000, due to a full three months of revenue in the second quarter of 2001 from the Company's broker/dealer, M. Griffith, Inc., which was acquired on May 5, 2000. For the six months ended June 30, 2001, noninterest income, excluding net securities gains and the gain on the sale of a branch building, totaled $12.5 million compared to $9.2 million for the same period in 2000, an increase of 36.2%. The increase was attributable primarily to increased deposit service charges and broker/dealer fees.
     Noninterest expense, excluding nonrecurring items such as merger and acquisition costs and certain deposit overdraft write-offs, increased approximately 11% for both the three-month and six-month periods ended June 30,

2001 compared to the same periods a year ago. The Company's growth through acquisition contributed to increased expenses for salaries and benefits, supplies and postage, and data processing and communications. The Company's efficiency ratio remained relatively constant at 57.75% for the six months ended June 30, 2001 compared to 57.31% for the same period in 2000.
     Total assets were $2.7 billion at June 30, 2001 compared to $2.5 billion at June 30, 2000. Loans increased 12.0% from $1.6 billion at June 30, 2000 to $1.8 billion at June 30, 2001. Total deposits increased 9.6% from $1.9 billion at June 30, 2000 to $2.1 billion at June 30, 2001. Total borrowings declined $38.4 million from June 30, 2000 to June 30, 2001. Shareholders' equity was $229.3 million, representing a Tier 1 leverage ratio of 7.59%, at June 30, 2001, compared to $200.6 million, or 8.26%, at June 30, 2000. The Company's tangible book value per share increased from $7.79 at June 30, 2000 to $7.89 at June 30, 2001.
     The NBT Board of Directors declared a third quarter cash dividend of $0.17 per share at a meeting held today. The dividend will be paid on September 15, 2001 to shareholders of record as of September 1, 2001.
     Second quarter events included the completion of the merger of First National Bancorp, Inc. (FNB) with and into NBT along with the merger of FNB's subsidiary, First National Bank of Northern New York, into NBT Bank. The merger, which was accounted for as a purchase transaction, was completed on June 1, 2001 and added approximately $100 million in assets to NBT. A systems conversion will bring the six offices of the First National Bank of Northern New York into the NBT Bank branch network effective July 27, 2001.
     On June 19, 2001, NBT announced that it had entered into a definitive agreement providing for the merger of CNB Financial Corp. (CNB) (NASDAQ: CNBF) with and into NBT. Subject to regulatory and stockholder approval, that merger is expected to close in the fourth quarter of 2001. The merger agreement provides for the merger of CNB's subsidiary, Central National Bank, into NBT Bank. Upon completion of the merger, Central National Bank will operate as a division of NBT Bank, retaining its name and headquarters in Canajoharie, NY.
     NBT is a financial services holding company headquartered in Norwich, NY with combined assets of $2.7 billion at June 30, 2001. The Company currently operates through one full-service community bank and a financial services company. NBT Bank, N.A. with 83 locations serving Central and Northern New York and Northeastern Pennsylvania includes the Pennstar Bank division with 40 locations in Northeastern Pennsylvania. NBT Financial Services, Inc., includes
M. Griffith, Inc. and Pennstar Financial Services, Inc. NBT Bank also operates a venture capital corporation, NBT Capital Corp., which was formed to help young businesses in the bank's market area to develop and grow. More information about
NBT's   community   banking   services  can  be  obtained  on  the  Internet  at
www.nbtbank.com and www.pennstarbank.com.

Forward-Looking Statements
     This news release contains forward-looking statements. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of the management of NBT Bancorp and its subsidiaries and on the information available to management at the time that these statements were made. There are a number of factors, many of which are beyond NBT's control, that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) revenues may be lower than expected; (3) changes in the interest rate environment may reduce interest margins; (4) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (5) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which NBT is engaged; (6) costs or difficulties related to the integration of the businesses of NBT and its merger partners may be greater than expected; (7) expected cost savings associated with recent and pending mergers and acquisitions may not be fully realized or realized within the expected time frames; (8) deposit attrition, customer loss, or revenue loss following recent and pending mergers and acquisitions may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than NBT; and (10) adverse changes may occur in the securities markets or with respect to inflation. Forward-looking statements speak only as of the date they are made. Except as required by law, NBT Bancorp does not undertake to update forward-looking statements to reflect subsequent circumstances or events.

     This news release may be deemed to be solicitation material in respect of the proposed merger of CNB Financial Corp. ("CNB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of June 19, 2001, by and between NBT and CNB (the "Agreement"). Filing of this news release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").
     NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, David
E. Raven, J. Peter Chaplin, Richard Chojnowski, Gene E. Goldenziel, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., John C. Mitchell, Joseph G. Nasser, William L. Owens and Paul O. Stillman. As of May 31, 2001, these directors and executive officers beneficially owned in the aggregate 1,559,020 shares, or approximately 6.53%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2001 Annual Meeting of shareholders dated March 26, 2001
     In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which describes the proposed merger of NBT and CNB and the proposed terms and conditions of the merger. Stockholders of NBT are encouraged to read the registration statement after it is filed and the joint proxy statement/prospectus contained in the registration statement, because these documents will contain important information about the merger. The registration statement, including the joint proxy statement/prospectus, will be available for free, both on the SEC's web site (www.sec.gov) and by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815, Attention:
Michael J. Chewens, telephone (607) 337-6520.

                                                                     Page 6 of 9

                                NBT Bancorp Inc.
                          SELECTED FINANCIAL HIGHLIGHTS
                                   (unaudited)
                                                                                             Net           Percent
                                                       2001                2000           Change           Change
                                                       ----                ----           ------           ------
                                                  (dollars in thousands, except share and per share data)
Three Months Ended June 30,
Net Income                                         $     4,705         $     4,069       $      636          15.6%
Diluted Earnings Per Share                         $      0.19         $      0.17       $     0.02          11.8%
Recurring Net Income*                              $     4,675         $     6,100       $   (1,425)        (23.4)%
Recurring Diluted Earnings Per Share**             $      0.19         $      0.26       $    (0.07)        (26.9)%
Weighted Average Diluted
  Common Shares Outstanding                         24,271,933          23,584,093          687,840           2.9%
Return on Average Assets (ROAA)                           0.72%               0.66%            0.06%          9.1%
ROAA based on Recurring Net Income                        0.72%               0.99%           (0.27)%       (27.3)%
Return on Average Equity (ROAE)                           8.49%               8.29%            0.20%          2.4%
ROAE based on Recurring Net Income                        8.44%              12.43%           (3.99)%       (32.1)%
Net Interest Margin                                       4.32%               4.16%            0.16%          3.8%
Efficiency Ratio***                                      58.01%              57.16%            0.85%          1.5%

Six Months Ended June 30,
Net Income                                         $    12,343         $     9,349       $    2,994          32.0%
Diluted Earnings Per Share                         $      0.51         $      0.40       $     0.11          27.5%
Recurring Net Income*                              $    12,454         $    12,450       $        4           0.0%
Recurring Diluted Earnings Per Share**             $      0.52         $      0.53       $   (0.01)         (1.9)%
Weighted Average Diluted
  Common Shares Outstanding                         24,070,983          23,464,822          606,161           2.6%
Return on Average Assets (ROAA)                           0.96%               0.77%            0.19%         24.7%
ROAA based on Recurring Net Income                        0.97%               1.03%           (0.06)%       (5.8)%
Return on Average Equity (ROAE)                          11.45%               9.67%            1.78%         18.4%
ROAE based on Recurring Net Income                       11.55%              12.88%           (1.33)%      (10.3)%
Net Interest Margin                                       4.27%               4.20%            0.07%          1.7%
Efficiency Ratio***                                      57.75%              57.31%            0.44%          0.8%

Balance Sheet as of June 30,
Loans                                              $ 1,817,015         $ 1,622,025       $  194,990          12.0%
Earning Assets                                     $ 2,521,930         $ 2,390,111       $  131,819           5.5%
Total Assets                                       $ 2,703,523         $ 2,521,396       $  182,127           7.2%
Deposits                                           $ 2,076,965         $ 1,894,214       $  182,751           9.6%
Stockholders' Equity                               $   229,334         $   200,583       $   28,751          14.3%

Average Balances(Quarter Ended June 30,)
Loans                                              $ 1,761,996         $ 1,579,869       $  182,127          11.5%
Earning Assets                                     $ 2,442,696         $ 2,360,139       $   82,557           3.5%
Total Assets                                       $ 2,609,765         $ 2,478,952       $  130,813           5.3%
Deposits                                           $ 2,014,742         $ 1,869,096       $  145,646           7.8%
Stockholders' Equity                               $   222,118         $   197,410       $   24,708          12.5%

* Recurring net income comprises net income excluding the after-tax effect of costs related to merger, acquisition and reorganizations costs, net securities gains, gain on sale of a branch building, and certain deposit overdraft write-offs considered to be nonrecurring.
** Recurring diluted earnings per share represents recurring net income divided by the weighted average diluted common shares outstanding.
*** The efficiency ratio is computed as total non-interest expense (excluding merger, acquisition and reorganization costs, OREO gains and losses as well as certain deposit overdraft write-offs considered to be nonrecurring) divided by fully taxable equivalent net interest income plus non-interest income (excluding net securities gains and a gain on the sale of a branch building).

                                                                     Page 7 of 9

                                NBT Bancorp Inc.
                          SELECTED FINANCIAL HIGHLIGHTS
                                   (unaudited)

                                                                                              Net           Percent
                                                        2001                2000            Change           Change
                                                        ----                ----            ------           ------
                                                  (dollars in thousands, except share and per share data)

Asset Quality At June 30,
Nonaccrual Loans                                       $23,244             $ 9,523          $13,721          144.1%
90 Days Past Due and Still Accruing                    $ 1,071             $ 2,085          $(1,014)         (48.6)%
Troubled Debt Restructuring Loans                      $   491             $   902          $  (411)         (45.6)%
Total Nonperforming Loans                              $24,806             $12,510          $12,296           98.3%
Other Real Estate Owned (OREO)                         $   809             $ 1,085          $  (276)         (25.4)%
Total Nonperforming Assets                             $25,615             $13,595          $12,020           88.4%
Allowance to Loans                                        1.41%               1.36%            0.05%           3.7%
Total Nonperforming Loans to Loans                        1.37%               0.77%            0.60%          77.9%
Total Nonperforming Assets to Assets                      0.95%               0.54%            0.41%          75.9%
Allowance to Nonperforming Loans                        103.57%             175.91%          (72.34)%        (41.1)%


At June 30,
Equity to Assets                                          8.48%               7.96%            0.52%           6.5%
Book Value Per Share                                   $  9.26             $  8.47          $  0.79            9.3%
Tangible Book Value Per Share                          $  7.89             $  7.79          $  0.10            1.3%
Tier 1 Leverage Ratio                                     7.59%               8.26%           (0.67)%         (8.1)%
Tier 1 Capital Ratio                                     10.76%              12.62%           (1.86)%        (14.7)%
Total Risk-Based Capital Ratio                           12.01%              13.81%           (1.80)%        (13.0)%


-----------------------------------------------------------------------------------------------------------------------
Quarterly Common Stock Price*
                                                             2001                   2000                   1999
Quarter End                                            High         Low       High         Low        High        Low
                                                       ----         ---       -----        ---        ----        ---
March 31                                            $17.50       $13.25       $16.50    $11.38       $23.33     $19.89
June 30                                              25.42**      14.30        14.50      9.38        21.19      19.05
September 30                                                                   12.50      9.75        20.90      16.43
December 31                                                                    15.94     11.13        17.98      14.63
-----------------------------------------------------------------------------------------------------------------------

*historical NBT Bancorp Inc. only

**This price was reported on June 29, 2001, a day on which the Nasdaq Stock Market experienced computerized trading disruptions which, among other things, forced it to extend its regular trading session and cancel its late trading session. Subsequently the Nasdaq Stock Market recalculated and republished several closing stock prices (not including NBT Bancorp Inc., for which it had reported a closing price of $19.30). Excluding trading on June 29, 2001, the high sales price for the quarter ended June 30, 2001 was $16.75.


All common stock and per share data has been restated to give retroactive effect to stock dividends and splits.


NBT Bancorp Inc. and Subsidiaries                                     June 30,        December 31,       June 30,
Consolidated Balance Sheets                                             2001              2000             2000
-------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                       (Unaudited)                        (Unaudited)
ASSETS
Cash and due from banks                                               $   78,010       $   96,429       $   73,212
Short-term interest bearing accounts                                       4,433           14,233            8,709
Trading securities, at fair value                                            108           20,541              246
Securities available for sale, at fair value                             583,297          576,372          593,857
Securities held to maturity (fair value - $97,153, $101,833
 and $101,809)                                                            97,567          102,413          105,326
Federal Reserve and Federal Home Loan Bank stock                          19,295           27,647           27,647
Loans                                                                  1,817,015        1,726,482        1,622,025
 Less allowance for loan losses                                           25,691           24,349           22,006
-------------------------------------------------------------------------------------------------------------------------
  Net loans                                                            1,791,324        1,702,133        1,600,019
Premises and equipment, net                                               48,953           43,457           45,433
Intangible assets, net                                                    33,817           27,739           16,073
Other assets                                                              46,719           44,824           50,874
-------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          $2,703,523       $2,655,788       $2,521,396
-------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
 Demand (noninterest bearing)                                         $  318,283       $  302,137       $  270,622
 Savings, NOW, and money market                                          711,632          671,980          626,226
 Time                                                                  1,047,050        1,066,121          997,366
-------------------------------------------------------------------------------------------------------------------------
  Total deposits                                                       2,076,965        2,040,238        1,894,214
Short-term borrowings                                                     96,537          132,375          168,074
Long-term debt                                                           271,480          234,872          238,299
Other liabilities                                                         29,207           40,282           20,226
-------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                    2,474,189        2,447,767        2,320,813

Total stockholders' equity                                               229,334          208,021          200,583
-------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $2,703,523       $2,655,788       $2,521,396
-------------------------------------------------------------------------------------------------------------------------

                                                                     Page 9 of 9


                                                            Three months ended                 Six months ended
NBT Bancorp Inc. and Subsidiaries                                June 30,                          June 30,
Consolidated Statements of Income                         2001             2000             2001              2000
-------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                                          (Unaudited)

Interest, fee and dividend income:
Loans                                                 $36,453          $34,326           $73,729          $66,608
Securities available for sale                           8,964           10,330            18,354           20,868
Securities held to maturity                             1,325            1,553             2,703            3,134
Other                                                     375              588               997            1,098
-------------------------------------------------------------------------------------------------------------------------
  Total interest, fee and dividend income              47,117           46,797            95,783           91,708
-------------------------------------------------------------------------------------------------------------------------

Interest expense:
Deposits                                               17,336           17,708            36,864           33,774
Short-term borrowings                                   1,044            2,236             2,486            4,330
Long-term debt                                          3,272            3,331             6,501            6,781
-------------------------------------------------------------------------------------------------------------------------
  Total interest expense                               21,652           23,275            45,851           44,885
-------------------------------------------------------------------------------------------------------------------------
Net interest income                                    25,465           23,522            49,932           46,823
Provision for loan losses                               6,512            2,345             7,463            3,799
-------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses    18,953           21,177            42,469           43,024
-------------------------------------------------------------------------------------------------------------------------

Noninterest income:
Trust                                                     888              811             1,796            1,671
Service charges on deposit accounts                     2,679            2,020             5,000            3,968
Broker/dealer fees                                        900              567             1,922              578
Net securities gains                                       43                6               546                6
Gain on sale of branch building                             -                -             1,367                -
Other                                                   1,811            1,551             3,800            2,973
-------------------------------------------------------------------------------------------------------------------------
  Total noninterest income                              6,321            4,955            14,431            9,196
-------------------------------------------------------------------------------------------------------------------------

Noninterest expense:
Salaries and employee benefits                          9,171            8,233            18,238           16,658
Office supplies and postage                             1,013              711             1,812            1,439
Occupancy                                               1,548            1,371             3,190            2,830
Equipment                                               1,324            1,453             2,634            2,844
Professional fees and outside services                  1,016              812             1,825            1,668
Data processing and communications                      1,742            1,437             3,776            2,799
Amortization of intangible assets                         679              393             1,312              714
Merger and acquisition costs                                -            2,824                 -            4,039
Deposit overdraft write-offs                                -                -             2,125                -
Other operating                                         2,287            2,451             4,100            4,410
-------------------------------------------------------------------------------------------------------------------------
  Total noninterest expense                            18,780           19,685            39,012           37,401
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                              6,494            6,447            17,888           14,819
Income taxes                                            1,789            2,378             5,545            5,470
-------------------------------------------------------------------------------------------------------------------------
   Net income                                         $ 4,705          $ 4,069           $12,343           $9,349
-------------------------------------------------------------------------------------------------------------------------

Earnings per share:
   Basic                                              $  0.20          $  0.17           $  0.52          $  0.40
   Diluted                                            $  0.19          $  0.17           $  0.51          $  0.40
-------------------------------------------------------------------------------------------------------------------------

All per share data has been restated to give retroactive effect to stock dividends and splits.

                             ****END OF RELEASE****